NEWS RELEASE INTERNATIONAL GAME TECHNOLOGY PLC REPORTS FOURTH QUARTER AND FULL YEAR 2023 RESULTS Fourth Quarter 2023 Financial Performance Achieves Outlook: • Revenue of $1.1 billion driven by 7% Global Lottery growth • Operating income rose 11% to $256 million, with strength across Global Lottery, Global Gaming, and PlayDigital; operating income margin expanded 160 basis points to 22.7% Full Year 2023 Financial Performance Delivers Record Profit on Continued Momentum Across Segments: • Revenue of $4.3 billion, up 2% year-over-year and 7% net of Italy commercial services sale, driven by Global Lottery same-store sales growth and a 9% increase in both Global Gaming and PlayDigital • Operating income rose 9% to a record $1.0 billion with growth across segments; operating income margin improved 140 basis points to 23.2% • Record Adjusted EBITDA of $1.8 billion and Adjusted EBITDA margin of 41.3% • Net debt leverage improves to 2.9x, the lowest in Company history • Expect full year 2024 revenue of $4.3 billion - $4.4 billion with operating margin of 20% - 21%, including 300 basis point negative impact from separation and divestiture costs LONDON – March 12, 2024 – International Game Technology PLC (“IGT”) (NYSE:IGT) today reported financial results for the fourth quarter and full year ended December 31, 2023. Today, at 8:00 a.m. EDT, management will host a conference call and webcast to present the results; access details are provided below. "We delivered a strong finish to the year in the fourth quarter, propelling full year 2023 profits to record levels," said Vince Sadusky, CEO of IGT. "A compelling array of products and solutions fueled broad- based momentum in key performance indicators, driving margin improvement across our Global Lottery, Global Gaming, and PlayDigital segments. We believe the recent determination to split the business and create separate lottery and gaming pure play companies, each with experienced management teams and simplified business models, better positions each company to service customers and create significant value for stakeholders." "We achieved all of our financial goals in 2023," said Max Chiara, CFO of IGT. "Robust cash generation funded incremental investments in the business and shareholder returns, while driving leverage to historically low levels, putting IGT in a strong financial position as we enter 2024. This gives us confidence in further expanding our investment in the business to fund future growth." 1

Overview of Consolidated Fourth Quarter and Full Year 2023 Results Quarter Ended Y/Y Change Constant Currency Change Year Ended Y/Y Change Constant Currency Change December 31, December 31, 2023 2022 2023 2022 ($ in millions) GAAP Financials: Revenue Global Lottery 681 639 7% 4% 2,530 2,593 (2)% (4)% Global Gaming 390 389 —% 1% 1,552 1,423 9% 10% PlayDigital 59 65 (10)% (10)% 228 209 9% 10% Total revenue 1,130 1,093 3% 2% 4,310 4,225 2% 2% Operating income (loss) Global Lottery 238 216 10% 7% 913 909 —% (1)% Global Gaming 80 68 17% 17% 313 242 29% 29% PlayDigital 17 17 3% 4% 65 50 32% 36% Corporate support expense (42) (30) (36)% (36)% (135) (121) (12)% (12)% Other(1) (38) (41) 7% 8% (155) (158) 2% 2% Total operating income 256 230 11% 8% 1,001 922 9% 7% Operating Income margin 22.7% 21.1% 23.2% 21.8% Earnings per share - diluted $(0.04) $(0.32) NA $0.77 $1.35 (43)% Net cash provided by operating activities 400 278 44% 1,040 899 16% Cash and cash equivalents 572 590 (3)% 572 590 (3)% Non-GAAP Financial Measures: Adjusted EBITDA Global Lottery 343 318 8% 5% 1,320 1,314 —% (1)% Global Gaming 124 101 23% 23% 482 365 32% 33% PlayDigital 20 22 (11)% (11)% 78 68 15% 18% Corporate support expense (32) (23) (41)% (41)% (101) (83) (22)% (22)% Total Adjusted EBITDA 454 419 9% 6% 1,779 1,664 7% 6% Adjusted EBITDA margin 40.2% 38.3% 41.3% 39.4% Adjusted earnings per share - diluted $0.56 $0.40 40% $2.02 $1.99 2% Free cash flow 295 187 57% 619 582 6% Adjusted free cash flow 295 237 24% 803 632 27% Net debt 5,099 5,150 (1)% 5,099 5,150 (1)% (1) Primarily includes purchase price amortization Note: Reconciliations of non-GAAP financial measures to the most directly comparable GAAP financial measures are provided at the end of this news release Fourth Quarter and Full Year 2023 Key Highlights: • Live with new facilities management contract in Connecticut and instants & passive lottery games in Minas Gerais (Brazil) 2

• Awarded 8-year iLottery contract in Connecticut and deployed cloud-based iLottery system for Totalizator Sportowy in Poland • Executed Lottery facilities management contract extensions in multiple jurisdictions including California, Costa Rica, Kentucky, South Dakota, Sweden, the U.K., and recently in Virginia • Secured 10-year brand licensing extension with Sony Pictures Television granting IGT exclusive rights to the legendary Wheel of Fortune® brand across Gaming, Lottery, iGaming, and iLottery • Recognized with four top honors at EKG slot awards including "Most Improved Supplier - Premium" and "Top Performing New Mechanical Reel Cabinet" • Launched first-ever omnichannel Wheel of Fortune® jackpot game in the U.S. and bespoke games for key customers such as CAESARS CLEOPATRA® for Caesars Palace Online Casino and Blackjack Surrender for FanDuel Casino • Debuted award-winning PeakBarTop™ cabinet with sports betting, providing players with the market's most advanced sports betting interface for land-based casinos • Upgraded to Ba1 from Ba2 by Moody's Investors Service with stable outlook; received BB+ Long- Term Issuer rating from Fitch with stable outlook and an investment grade senior secured debt rating of BBB- • Continued progress on ESG initiatives including improved scores from FTSE Russell and S&P Global Corporate Sustainability Assessment; recognized for Diversity, Equality, and Inclusion excellence in the All-In Diversity Project 2023 All-Index Report; earned top score in Human Rights Campaign Foundation's 2023-2024 Corporate Equality Index Fourth Quarter 2023 Financial Highlights: Consolidated revenue of $1.1 billion increased 3% compared to $1.1 billion in the prior-year period • Global Lottery revenue of $681 million, up 7% from $639 million in the prior year, driven by strong product sales and Italy same-store sales growth • Global Gaming revenue of $390 million, in line with the prior year, as higher terminal product sales revenue and increased intellectual property revenue were offset by lower systems sales • PlayDigital revenue of $59 million compared to $65 million in the prior year, due to a one-time benefit related to jackpot expense in the prior year and lower sports betting volumes and hold rates in Rhode Island in the current year Operating income of $256 million, up 11% from $230 million in the prior year; operating income margin increased 160 basis points to 22.7% with growth across business segments • Global Lottery operating income of $238 million increased 10% from $216 million in the prior-year period; operating income margin up 110 basis points to 35.0% on strong Italy same-store sales, increased high-margin product sales, and despite lower jackpot benefits • Global Gaming operating income of $80 million, up 17% from $68 million in the prior year; operating income margin expanded 290 basis points to 20.5% on easing of supply chain costs and research and development process improvements, partially offset by higher jackpot expense • PlayDigital operating income of $17 million, in line with the prior year; operating income margin up 360 basis points to 29.1%, primarily on cost discipline and reduced variable compensation costs due to lower-than-expected revenue • Corporate support and other expense of $79 million compared to $71 million in the prior year, primarily driven by higher Separation and divestiture costs related to the exploration of strategic alternatives for the Global Gaming and PlayDigital segments in addition to higher restructuring costs Adjusted EBITDA of $454 million, up 9% compared to $419 million in the prior year, primarily driven by higher operating income and amortization, partially offset by Separation and divestiture costs; Adjusted EBITDA margin expanded 190 basis points to 40.2% Net interest expense of $71 million compared to $66 million in the prior year due to higher interest rates on variable rate debt and retirement of lower-coupon senior-secured notes 3

Foreign exchange loss of $66 million versus $95 million in the prior year, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt Other non-operating expense of $8 million compared to other non-operating income of $1 million in the prior year, primarily related to the purchase and sale of a blue-chip swap used to transfer funds out of Argentina in the current year Provision for income taxes of $83 million, compared to $101 million in the prior year, primarily driven by lower non-deductible foreign exchange losses Net income of $27 million versus net loss of $31 million in the prior-year period Diluted loss per share of $0.04, versus $0.32 in the prior year, primarily reflects higher operating income and lower non-cash foreign exchange loss; Adjusted earnings per share up 40% to $0.56 versus $0.40 in the prior year, primarily due to higher operating income Full Year 2023 Financial Highlights: Consolidated revenue of $4.3 billion increased 2%, or 7% net of Italy commercial services sale, from $4.2 billion in the prior-year period • Global Lottery revenue of $2.5 billion, down 2% from $2.6 billion; net of Italy commercial services sale, revenue rose 6% on 2.3% global same-store sales driven by strong Italy performance and higher product sales • Global Gaming revenue up 9% to $1.6 billion on broad-based strength in key performance indicators • PlayDigital revenue rose to a record $228 million, up 9% from $209 million in the prior-year period, on iGaming growth across geographies Record operating income of $1.0 billion, up 9% from $922 million in the prior-year period, with increases across business segments; operating income margin expanded 140 basis points to 23.2% with improvement across segments • Global Lottery operating income of $913 million, in line with the prior year, despite sale of Italy commercial services business (Italy commercial services contributed $34 million in the prior year); operating income margin up 100 basis points to 36.1% • Global Gaming operating income increased 29% to $313 million; operating income margin improved 320 basis points to 20.2% on easing of supply chain costs and research and development process improvements • Record PlayDigital operating income of $65 million, up 32% versus $50 million in the prior year on strong operating leverage; operating income margin expanded 490 basis points to 28.6% • Corporate support and other expense of $290 million, up from $279 million in the prior year, primarily driven by Separation and divestiture costs, partially offset by lower transaction costs due to acquisition and divestiture activity in the prior year Record Adjusted EBITDA of $1.8 billion, up 7% from $1.7 billion in the prior-year period, primarily driven by higher operating income and amortization, partially offset by higher Separation and divestiture costs; Adjusted EBITDA margin expanded 190 basis points to 41.3% Net interest expense of $285 million compared to $289 million in the prior-year period Foreign exchange loss of $75 million, versus $36 million in the prior-year period, primarily reflecting the impact of fluctuations in the EUR/USD exchange rate on debt 4

Other non-operating expense of $12 million versus $7 million in the prior-year period • $5 million loss on extinguishment of debt and $5 million loss on the purchase and sale of a blue- chip swap used to transfer funds out of Argentina in current year • $278 million gain on sale of Italian commercial services business offset by $270 million accrual associated with the DDI/Benson matter and $13 million loss on extinguishment of debt in prior year Provision for income taxes of $322 million versus $175 million in the prior year, primarily driven by higher incremental valuation allowances on deferred tax assets and negative impact from settlement of a tax audit in Italy in the current year, partially offset by the benefit arising from the DDI/Benson matter in the prior year Net income of $307 million compared to $414 million in the prior-year period Diluted income per share of $0.77, versus $1.35 in the prior year, primarily reflects higher operating income partially offset by higher non-cash foreign exchange loss and provision for income taxes; Adjusted earnings per share of $2.02 compared to $1.99 primarily reflects higher operating income Record cash from operations of $1.0 billion, compared to $899 million in the prior-year period, despite a $220 million, $184 million net of tax, payment in final settlement of DDI/Benson matter Net debt of $5.1 billion, down $0.1 billion from $5.2 billion at December 31, 2022; Net debt leverage improved to 2.9x, the lowest level in Company history, compared to 3.1x at December 31, 2022 Cash and Liquidity Update Total liquidity of $1.8 billion as of December 31, 2023; $572 million in unrestricted cash and $1.2 billion in additional borrowing capacity Other Developments Conclusion of strategic review communicated on 2/29/24; Global Gaming and PlayDigital businesses to be spun off and combined with Everi Holdings, Inc., creating a comprehensive global gaming and fintech enterprise; at closing, IGT shareholders are expected to own approximately 54% of the combined company S&P Global Ratings recently placed IGT on CreditWatch Positive and Fitch Ratings recently moved IGT to Rating Watch Positive The Company's Board of Directors declared a quarterly cash dividend of $0.20 per common share • Ex-dividend date of March 25, 2024 • Record date of March 26, 2024 • Payment date of April 9, 2024 Introducing First Quarter and Full Year 2024 Expectations(1) First quarter • Revenue of ~$1.0 billion • Operating income margin of ~20%; includes ~300 basis point negative impact from pre-closing Separation and divestiture costs Full Year • Revenue of $4.3 billion - $4.4 billion • Operating income margin of 20% - 21%; includes ~300 basis point negative impact from pre- closing Separation and divestiture costs • Cash from operations of ≥$1.0 billion • Capital expenditures of ~$500 million 5

(1) Assumes spin and merger transaction closes in early 2025 Earnings Conference Call and Webcast: March 12, 2024, at 8:00 a.m. EDT To register to participate in the conference call, or to listen to the live audio webcast, please visit the "Events Calendar" on IGT's Investor Relations website at www.IGT.com. A replay will be available on the website following the live event. Comparability of Results All figures presented in this news release are prepared under U.S. GAAP, unless noted otherwise. Adjusted figures exclude the impact of items such as purchase accounting, impairment charges, restructuring expense, foreign exchange, and certain one-time, primarily transaction-related items. Reconciliations to the most directly comparable U.S. GAAP measures are included in the tables in this news release. Constant currency changes for 2023 are calculated using the same foreign exchange rates as the corresponding 2022 period. Management uses non-GAAP financial measures to understand and compare operating results across accounting periods, for internal budgeting and forecasting purposes, and to evaluate the Company’s financial performance. Management believes these non-GAAP financial measures reflect the Company’s ongoing business in a manner that allows for meaningful period-to- period comparisons and analysis of business trends. These constant currency changes and non-GAAP financial measures should however be viewed in addition to, and not as an alternative for, the Company’s reported results prepared in accordance with U.S. GAAP. Amounts reported in millions are computed based on amounts in thousands. As a result, the sum of the components may not equal the total amount reported in millions due to rounding. Certain columns and rows within tables may not add due to the use of rounded numbers. Percentages and earnings per share amounts presented are calculated from the underlying unrounded amounts. About IGT IGT (NYSE:IGT) is a global leader in gaming. We deliver entertaining and responsible gaming experiences for players across all channels and regulated segments, from Lotteries and Gaming Machines to Sports Betting and Digital. Leveraging a wealth of compelling content, substantial investment in innovation, player insights, operational expertise, and leading-edge technology, our solutions deliver unrivaled gaming experiences that engage players and drive growth. We have a well-established local presence and relationships with governments and regulators in more than 100 jurisdictions around the world, and create value by adhering to the highest standards of service, integrity, and responsibility. IGT has approximately 10,500 employees. For more information, please visit www.IGT.com. Cautionary Statement Regarding Forward-Looking Statements This news release may contain forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning International Game Technology PLC and its consolidated subsidiaries (the “Company”) and other matters. These statements may discuss goals, intentions, and expectations as to future plans and strategies, transactions, trends, events, dividends, results of operations, and/or financial condition or measures, including our expectations regarding revenue, operating income, cash, and capital expenditures for the first quarter and full year 2024, based on current beliefs of the management of the Company as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “shall,” “continue,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” "outlook," “possible,” “potential,” “predict,” “project” or the negative or other variations of them. These forward-looking statements speak only as of the date on which such statements are made and are subject to various risks and uncertainties, many of which are outside the Company’s control. Should one or more of these risks or uncertainties materialize, or should any of the underlying assumptions prove incorrect, actual results may differ materially from those predicted in the forward-looking statements and from past results, performance, or achievements. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include (but are not limited to) the 6 factors and risks described in the Company’s annual report on Form 20-F for the financial year ended December 31, 2022 and other documents filed or furnished from time to time with the SEC, which are available on the SEC’s website at www.sec.gov and on the investor relations section of the Company’s website at www.IGT.com. Except as required under applicable law, the Company does not assume any obligation to update these forward-looking statements. You should carefully consider these factors and other risks and uncertainties that may affect the Company’s business, including management's discussion and analysis of potential or actual impacts to operations and financial performance. Nothing in this news release is intended, or is to be construed, as a profit forecast or to be interpreted to mean that the financial performance of International Game Technology PLC for the current or any future financial years will necessarily match or exceed the historical published financial performance of International Game Technology PLC, as applicable. All forward-looking statements contained in this news release are qualified in their entirety by this cautionary statement. All subsequent written or oral forward-looking statements attributable to International Game Technology PLC, or persons acting on its behalf, are expressly qualified in their entirety by this cautionary statement. Non-GAAP Financial Measures Management supplements the reporting of financial information, determined under GAAP, with certain non-GAAP financial information. Management believes the non-GAAP information presented provides investors with additional useful information, but it is not intended to nor should it be considered in isolation or as a substitute for the related GAAP measures. Moreover, other companies may define non-GAAP measures differently, which limits the usefulness of these measures for comparisons with such other companies. The Company encourages investors to review its financial statements and publicly-filed reports in their entirety and not to rely on any single financial measure. Adjusted EBITDA represents net income (loss) (a GAAP measure) before income taxes, interest expense, net, foreign exchange gain (loss), net, other non-operating expenses (e.g., DDI/Benson Matter, gains/losses on extinguishment and modifications of debt, etc.), net, depreciation, impairment losses, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non-recurring items. Other non-recurring items are infrequent in nature and are not reflective of ongoing operational activities. For the business segments, Adjusted EBITDA represents segment operating income (loss) before depreciation, amortization (service revenue, purchase accounting, and non-purchase accounting), restructuring expenses, stock-based compensation, litigation expense (income), and certain other non- recurring items. Management believes that Adjusted EBITDA is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Adjusted EPS represents diluted earnings per share (a GAAP measure), excluding the effects of foreign exchange, impairments, amortization from purchase accounting, discrete tax items, and other significant non-recurring adjustments that are not reflective of on-going operational activities (e.g., DDI / Benson Matter provision, gains/losses on sale of business, gains/losses on extinguishment and modifications of debt, etc.). Adjusted EPS is calculated using diluted weighted-average number of shares outstanding, including the impact of any potentially dilutive common stock equivalents that are anti-dilutive to GAAP net income (loss) per share but dilutive to Adjusted EPS. Management believes that Adjusted EPS is useful in providing period-to-period comparisons of the results of the Company's ongoing operational performance. Net debt is a non-GAAP financial measure that represents debt (a GAAP measure, calculated as long- term obligations plus short-term borrowings) minus capitalized debt issuance costs and cash and cash equivalents, including cash and cash equivalents classified as held for sale, are subtracted from the GAAP measure because they could be used to reduce the Company’s debt obligations. Management believes that net debt is a useful measure to monitor leverage and evaluate the balance sheet. Net debt leverage is a non-GAAP financial measure that represents the ratio of Net debt as of a particular balance sheet date to Adjusted EBITDA for the last twelve months (“LTM”) prior to such date. Management believes that Net debt leverage is a useful measure to assess IGT's financial strength and ability to incur incremental indebtedness when making key investment decisions. 7

Free cash flow is a non-GAAP financial measure that represents cash flow from operations (a GAAP measure) less capital expenditures (a component of investing cash flows) and payments on license obligations (a component of financing cash flows). Management believes free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s ability to fund its activities, including debt service and distribution of earnings to shareholders. Adjusted free cash flow is a non-GAAP financial measure that represents free cash flow excluding the net of tax cash payments in connection with material litigation (e.g. DDI / Benson Matter). To enhance investor understanding of the Company’s performance in comparison with the prior year, the Company excluded the net of cash impacts related to the settlement of the DDI / Benson Matter. Management believes adjusted free cash flow is a useful measure of liquidity and an additional basis for assessing IGT’s performance. Constant currency is a non-GAAP financial measure that expresses current financial data using the prior- year/period exchange rate (i.e., the exchange rate used in preparing the financial statements for the prior year). Management believes that constant currency is a useful measure to compare period-to-period results without regard to the impact of fluctuating foreign currency exchange rates. A reconciliation of the non-GAAP measures to the corresponding amounts prepared in accordance with GAAP appears in the tables in this release. The tables provide additional information as to the items and amounts that have been excluded from the adjusted measures. Contact: Phil O’Shaughnessy, Global Communications, toll free in U.S./Canada +1 (844) IGT-7452; outside U.S./ Canada +1 (401) 392-7452 Francesco Luti, +39 06 5189 9184; for Italian media inquiries James Hurley, Investor Relations, +1 (401) 392-7190 8

Select Performance and KPI data: (In $ millions, unless otherwise noted) GLOBAL LOTTERY Q4'23 Q4'22 Y/Y Change Constant Currency Change(1) FY'23 FY'22 Y/Y Change Constant Currency Change(1) Revenue Service Operating and facilities management contracts 624 622 —% (2)% 2,495 2,364 6% 4% Upfront license fee amortization (47) (45) (5)% —% (189) (183) (3)% —% Operating and facilities management contracts, net 577 577 —% (2)% 2,306 2,181 6% 4% Other 15 16 (6)% (4)% 53 255 (79)% (79)% Total service revenue 592 593 —% (2)% 2,359 2,436 (3)% (4)% Product sales 89 46 94% 90% 171 157 9% 7% Total revenue 681 639 7% 4% 2,530 2,593 (2)% (4)% Operating income 238 216 10% 7% 913 909 —% (1)% Adjusted EBITDA(1) 343 318 8% 5% 1,320 1,314 —% (1)% Global same-store sales growth (%) Instant ticket & draw games —% 1.0% 1.9% (3.9%) Multi-jurisdiction jackpots (25.0%) 66.0% 5.8% 15.3% Total (3.5%) 6.7% 2.3% (2.2%) North America & Rest of world same-store sales growth (%) Instant ticket & draw games (0.9%) 0.4% 0.6% (2.4%) Multi-jurisdiction jackpots (25.0%) 66.0% 5.8% 15.3% Total (5.0%) 7.7% 1.2% (0.4%) Italy same-store sales growth (%) Instant ticket & draw games 2.9% 3.1% 6.6% (8.5%) (1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details 9

GLOBAL GAMING Q4'23 Q4'22 Y/Y Change Constant Currency Change(1) FY'23 FY'22 Y/Y Change Constant Currency Change(1) Revenue Service Terminal 127 126 1% 3% 520 483 8% 10% Systems, software, and other 62 60 2% 2% 242 232 4% 5% Total service revenue 188 186 1% 2% 762 714 7% 8% Product sales Terminal 153 149 2% 2% 571 501 14% 14% Other 49 54 (9)% (9)% 220 208 6% 6% Total product sales revenue 202 203 (1)% (1)% 791 709 12% 12% Total revenue 390 389 —% 1% 1,552 1,423 9% 10% Operating income 80 68 17% 17% 313 242 29% 29% Adjusted EBITDA(1) 124 101 23% 23% 482 365 32% 33% Installed base units Casino 53,190 48,578 9% 53,190 48,578 9% Casino - L/T lease (2) 716 1,008 (29%) 716 1,008 (29%) Total installed base units 53,906 49,586 9% 53,906 49,586 9% Installed base units (by geography) US & Canada 34,221 32,335 6% 34,221 32,335 6% Rest of world 19,685 17,251 14% 19,685 17,251 14% Total installed base units 53,906 49,586 9% 53,906 49,586 9% Yields (by geography)(3), in absolute $ US & Canada $41.28 $42.08 (2%) $42.19 $41.87 1% Rest of world $7.02 $6.53 8% $7.40 $6.22 19% Total yields $28.71 $29.72 (3%) $29.68 $29.89 (1%) Global machine units sold New/expansion 425 728 (42%) 3,084 2,879 7% Replacement 8,966 8,755 2% 32,006 29,941 7% Total machine units sold 9,391 9,483 (1%) 35,090 32,820 7% US & Canada machine units sold New/expansion 248 574 (57%) 2,397 2,020 19% Replacement 6,481 6,875 (6%) 23,811 22,202 7% Total machine units sold 6,729 7,449 (10%) 26,208 24,222 8% (1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details (2) Excluded from yield calculations due to treatment as sales-type leases (3) Excludes Casino L/T lease units due to treatment as sales-type leases, comparability on a Y/Y basis hindered due to fewer active units 10

GLOBAL GAMING (Continued) Q4'23 Q4'22 Y/Y Change Constant Currency Change(1) FY'23 FY'22 Y/Y Change Constant Currency Change(1) Rest of world machine units sold New/expansion 177 154 15% 687 859 (20)% Replacement 2,485 1,880 32% 8,195 7,739 6% Total machine units sold 2,662 2,034 31% 8,882 8,598 3% Average selling price (ASP), in absolute $ US & Canada 16,300 15,600 4% 16,100 15,400 5% Rest of world 15,000 15,300 (2%) 15,100 13,700 10% Total ASP 15,900 15,500 3% 15,800 15,000 5% 11

PLAYDIGITAL Q4'23 Q4'22 Y/Y Change Constant Currency Change(1) FY'23 FY'22 Y/Y Change Constant Currency Change(1) Revenue Service 59 65 (9)% (10)% 227 209 9% 10% Product sales — — NM NM 1 1 21% 21% Total revenue 59 65 (10)% (10)% 228 209 9% 10% Operating income 17 17 3% 4% 65 50 32% 36% Adjusted EBITDA(1) 20 22 (11)% (11)% 78 68 15% 18% CONSOLIDATED Revenue (by geography) US & Canada 707 714 (1)% (1)% 2,701 2,549 6% 6% Italy 244 226 8% 3% 949 1,059 (10)% (13)% Rest of world 178 153 17% 16% 661 618 7% 8% Total revenue 1,130 1,093 3% 2% 4,310 4,225 2% 2% (1) Non-GAAP measure; see disclaimer on page 6 and reconciliations to the most directly comparable GAAP measure in Appendix for further details 12

International Game Technology PLC Consolidated Statements of Operations ($ and shares in millions, except per share amounts) Unaudited For the three months ended For the year ended December 31, December 31, 2023 2022 2023 2022 Service revenue 839 845 3,347 3,359 Product sales 291 249 963 866 Total revenue 1,130 1,093 4,310 4,225 Cost of services 423 408 1,630 1,671 Cost of product sales 169 166 573 554 Selling, general and administrative 201 219 834 814 Research and development 56 70 234 255 Separation and divestiture costs 13 — 24 — Restructuring 12 6 13 6 Other operating expense (income), net — (5) — 4 Total operating expenses 873 863 3,309 3,303 Operating income 256 230 1,001 922 Interest expense, net 71 66 285 289 Foreign exchange loss, net 66 95 75 36 Other non-operating expense (income), net 8 (1) 12 7 Total non-operating expenses 146 161 372 333 Income before provision for income taxes 110 70 629 589 Provision for income taxes 83 101 322 175 Net income (loss) 27 (31) 307 414 Less: Net income attributable to non-controlling interests 35 34 151 139 Net (loss) income attributable to IGT PLC (7) (64) 156 275 Net (loss) income attributable to IGT PLC per common share - basic (0.04) (0.32) 0.78 1.36 Net (loss) income attributable to IGT PLC per common share - diluted (0.04) (0.32) 0.77 1.35 Weighted-average shares - basic 200 199 200 202 Weighted-average shares - diluted 200 199 203 203 Full-year 2022 results include Italy commercial services business that was sold in September 2022. 13

International Game Technology PLC Consolidated Balance Sheets ($ in millions) Unaudited December 31, 2023 2022 Assets Current assets: Cash and cash equivalents 572 590 Restricted cash and cash equivalents 167 150 Trade and other receivables, net 685 670 Inventories, net 317 254 Other current assets 382 467 Total current assets 2,123 2,131 Systems, equipment and other assets related to contracts, net 928 899 Property, plant and equipment, net 119 118 Operating lease right-of-use assets 230 254 Goodwill 4,507 4,482 Intangible assets, net 1,555 1,375 Other non-current assets 1,004 1,174 Total non-current assets 8,342 8,302 Total assets 10,465 10,433 Liabilities and shareholders’ equity Current liabilities: Accounts payable 797 731 Current portion of long-term debt — 61 Short-term borrowings 16 — DDI / Benson Matter provision — 220 Other current liabilities 879 837 Total current liabilities 1,691 1,848 Long-term debt, less current portion 5,655 5,690 Deferred income taxes 344 305 Operating lease liabilities 214 239 Other non-current liabilities 609 372 Total non-current liabilities 6,821 6,607 Total liabilities 8,513 8,454 Commitments and contingencies IGT PLC’s shareholders’ equity 1,443 1,429 Non-controlling interests 510 550 Total shareholders' equity 1,952 1,979 Total liabilities and shareholders’ equity 10,465 10,433 14

International Game Technology PLC Consolidated Statements of Cash Flows ($ in millions) Unaudited For the three months ended For the year ended December 31, December 31, 2023 2022 2023 2022 Cash flows from operating activities Net income (loss) 27 (31) 307 414 Adjustments to reconcile net income (loss) to net cash provided by operating activities: Depreciation 74 78 301 301 Foreign exchange loss, net 66 95 75 36 Amortization 57 49 222 191 Amortization of upfront license fees 50 48 200 193 Stock-based compensation 6 7 41 41 DDI / Benson Matter provision — — — 270 Gain on sale of business — — — (278) Deferred income taxes (40) 14 21 (77) Other non-cash items, net 10 (5) 20 14 Changes in operating assets and liabilities, excluding the effects of acquisitions and divestitures: Trade and other receivables (25) 16 (5) 45 Inventories 8 8 (59) (65) Accounts payable 68 8 48 (22) DDI / Benson Matter provision — (50) (220) (50) Accrued interest payable 20 26 4 (11) Accrued income taxes 45 (20) 96 (83) Other assets and liabilities 34 33 (12) (20) Net cash provided by operating activities 400 278 1,040 899 Cash flows from investing activities Capital expenditures (98) (91) (399) (317) Proceeds from sale of business, net of cash and restricted cash transferred — (21) — 476 Business acquisitions, net of cash acquired — — — (142) Proceeds from sale of assets 2 8 16 22 Other (8) 2 (9) 3 Net cash (used in) provided by investing activities from continuing operations (104) (102) (393) 42 Net cash provided by investing activities from discontinued operations — — — 126 Net cash (used in) provided by investing activities (104) (102) (393) 168 Cash flows from financing activities Principal payments on long-term debt (339) — (801) (597) Net (payments of) proceeds from short-term borrowings (43) — 13 (51) Payments on license obligations (7) — (22) — Net receipts from financial liabilities 67 77 1 75 Net proceeds from Revolving Credit Facilities 131 30 609 72 Repurchases of common stock — (22) — (115) Dividends paid (40) (40) (160) (161) Dividends paid - non-controlling interests (3) — (158) (178) Return of capital - non-controlling interests (18) (17) (74) (75) Other (15) (9) (45) (35) Net cash (used in) provided by financing activities (267) 19 (638) (1,065) Net increase in cash and cash equivalents and restricted cash and cash equivalents 29 195 10 2 Effect of exchange rate changes on cash and cash equivalents and restricted cash and cash equivalents 13 28 (11) (70) Cash and cash equivalents and restricted cash and cash equivalents at the beginning of the period 697 517 740 808 Cash and cash equivalents and restricted cash and cash equivalents at the end of the period 739 740 739 740 Supplemental Cash Flow Information: Interest paid 58 39 294 298 Income taxes paid 79 107 205 335 15

International Game Technology PLC Net Debt ($ in millions) Unaudited December 31, 2023 2022 3.500% Senior Secured Euro Notes due July 2024 — 319 6.500% Senior Secured U.S. Dollar Notes due February 2025 499 697 4.125% Senior Secured U.S. Dollar Notes due April 2026 747 745 3.500% Senior Secured Euro Notes due June 2026 826 796 6.250% Senior Secured U.S. Dollar Notes due January 2027 747 746 2.375% Senior Secured Euro Notes due April 2028 550 530 5.250% Senior Secured U.S. Dollar Notes due January 2029 745 745 Senior Secured Notes 4,113 4,578 Euro Term Loan Facilities due January 2027 876 1,058 Revolving Credit Facility A due July 2027 207 55 Revolving Credit Facility B due July 2027 458 — Long-term debt, less current portion 5,655 5,690 5.350% Senior Secured U.S. Dollar Notes due October 2023 — 61 Current portion of long-term debt — 61 Short-term borrowings 16 — Total debt 5,671 5,750 Less: Cash and cash equivalents 572 590 Less: Debt issuance costs, net - Revolving Credit Facility B due July 2027 — 9 Net debt 5,099 5,150 Note: Net debt is a non-GAAP financial measure 16

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the three months ended December 31, 2023 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net income 27 Provision for income taxes 83 Interest expense, net 71 Foreign exchange loss, net 66 Other non-operating expense, net 8 Operating income (loss) 238 80 17 336 (79) 256 Depreciation 41 31 2 74 (1) 74 Amortization - service revenue (1) 50 — — 50 — 50 Amortization - non-purchase accounting 5 13 — 18 1 19 Amortization - purchase accounting — — — — 38 38 Restructuring 8 — — 8 4 12 Stock-based compensation 1 — — 1 5 6 Adjusted EBITDA 343 124 20 487 (32) 454 Cash flows from operating activities 400 Capital expenditures (98) Payments on license obligations (7) Free Cash Flow 295 Payments on DDI / Benson Matter, net of cash tax benefit — Adjusted Free Cash Flow 295 Pre-Tax Impact Tax Impact (2)(3) Net Impact Reported EPS attributable to IGT PLC - diluted (0.04) Adjustments: Foreign exchange loss, net 0.25 (0.04) 0.29 Currency conversion impacts of hyper-inflationary economies (4) 0.10 — 0.10 Amortization - purchase accounting 0.18 0.07 0.11 Discrete tax items — (0.05) 0.05 Other (non-recurring adjustments) 0.06 0.02 0.04 Net adjustments 0.60 Adjusted EPS attributable to IGT PLC - diluted (5) 0.56 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 75.3%. Adjusted for the above items, the effective tax rate was 35.8% (4) Includes blue-chip swap loss of $5 million (5) Adjusted EPS was calculated using weighted average shares outstanding of 203.3 million, which includes the dilutive impact of share-based payment awards 17

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the three months ended December 31, 2022 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net loss (31) Provision for income taxes 101 Interest expense, net 66 Foreign exchange loss, net 95 Other non-operating income, net (1) Operating income (loss) 216 68 17 302 (71) 230 Depreciation 42 31 6 79 — 78 Amortization - service revenue (1) 48 — — 48 — 48 Amortization - non-purchase accounting 6 2 — 8 1 9 Amortization - purchase accounting — — — — 41 41 Restructuring 5 — — 5 1 6 Stock-based compensation 2 (1) — 1 6 7 Adjusted EBITDA 318 101 22 442 (23) 419 Cash flows from operating activities 278 Capital expenditures (91) Free Cash Flow 187 Payments on DDI / Benson Matter, net of cash tax benefit 50 Adjusted Free Cash Flow 237 Pre-Tax Impact Tax Impact (2)(3) Net Impact Reported EPS attributable to IGT PLC - diluted (0.32) Adjustments: Foreign exchange loss, net 0.46 (0.04) 0.50 Currency conversion impacts of hyper-inflationary economies 0.01 — 0.01 Amortization - purchase accounting 0.20 0.02 0.18 Discrete tax items — (0.01) 0.01 DDI / Benson Matter provision — 0.01 (0.01) Other (non-recurring adjustments) 0.03 0.01 0.02 Net adjustments 0.72 Adjusted EPS attributable to IGT PLC - diluted (4) 0.40 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 144.0%. Adjusted for the above items, the effective tax rate was 46.2% (4) Adjusted EPS was calculated using weighted average shares outstanding of 201.4 million, which includes the dilutive impact of share-based payment awards 18

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the year ended December 31, 2023 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net income 307 Provision for income taxes 322 Interest expense, net 285 Foreign exchange loss, net 75 Other non-operating expense, net 12 Operating income (loss) 913 313 65 1,291 (290) 1,001 Depreciation 173 118 10 301 — 301 Amortization - service revenue (1) 199 1 — 200 — 200 Amortization - non-purchase accounting 20 45 1 66 3 70 Amortization - purchase accounting — — — — 152 152 Restructuring 9 — — 9 4 13 Stock-based compensation 6 5 1 12 30 41 Adjusted EBITDA 1,320 482 78 1,880 (101) 1,779 Cash flows from operating activities 1,040 Capital expenditures (399) Payments on license obligations (22) Free Cash Flow 619 Payments on DDI / Benson Matter, net of cash tax benefit ($36 million) 184 Adjusted Free Cash Flow 803 Pre-Tax Impact Tax Impact (2)(3) Net Impact Reported EPS attributable to IGT PLC - diluted 0.77 Adjustments: Foreign exchange loss, net 0.21 (0.03) 0.24 Currency conversion impacts of hyper-inflationary economies (4) 0.18 — 0.18 Amortization - purchase accounting 0.75 0.21 0.54 Loss on extinguishment and modifications of debt, net 0.02 — 0.02 Discrete tax items — (0.22) 0.22 Other (non-recurring adjustments) 0.07 0.02 0.04 Net adjustments 1.25 Adjusted EPS attributable to IGT PLC - diluted (5) 2.02 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 51.2%. Adjusted for the above items, the effective tax rate was 36.2% (4) Includes blue-chip swap loss of $5 million (5) Adjusted EPS was calculated using weighted average shares outstanding of 202.7 million, which includes the dilutive impact of share-based payment awards 19

International Game Technology PLC Reconciliation of Non-GAAP Financial Measures ($ in millions, except per share amounts) Unaudited For the year ended December 31, 2022 Global Lottery Global Gaming PlayDigital Business Segments Total Corporate and Other Total IGT PLC Net income 414 Provision for income taxes 175 Interest expense, net 289 Foreign exchange loss, net 36 Other non-operating expense, net 7 Operating income (loss) 909 242 50 1,201 (279) 922 Depreciation 173 112 17 302 (1) 301 Amortization - service revenue (1) 193 — — 193 — 193 Amortization - non-purchase accounting 24 7 — 31 3 34 Amortization - purchase accounting — — — — 158 158 Restructuring 6 (1) — 5 1 6 Stock-based compensation 9 5 1 14 27 41 Other — — — — 9 9 Adjusted EBITDA 1,314 365 68 1,746 (83) 1,664 Cash flows from operating activities 899 Capital expenditures (317) Free Cash Flow 582 Payments on DDI / Benson Matter, net of cash tax benefit 50 Adjusted Free Cash Flow 632 Pre-Tax Impact Tax Impact (2)(3) Net Impact Reported EPS attributable to IGT PLC - diluted 1.35 Adjustments: Foreign exchange loss, net 0.13 0.08 0.05 Currency conversion impacts of hyper-inflationary economies 0.05 — 0.05 Amortization - purchase accounting 0.77 0.16 0.61 Loss on extinguishment and modifications of debt, net 0.06 0.01 0.06 Discrete tax items — (0.17) 0.17 DDI / Benson Matter provision 1.33 0.33 1.00 Gain on sale of business (1.36) (0.01) (1.36) Other (non-recurring adjustments) 0.07 0.01 0.06 Net adjustments 0.64 Adjusted EPS attributable to IGT PLC - diluted (4) 1.99 (1) Includes amortization of upfront license fees (2) Calculated based on nature of item, including any realizable deductions, and statutory tax rate in effect for the relevant jurisdiction (3) The reported effective tax rate was 29.7%. Adjusted for the above items, the effective tax rate was 32.2% (4) Adjusted EPS was calculated using weighted average shares outstanding of 203.4 million, which includes the dilutive impact of share-based payment awards 20